FORM 51-102F3
                             MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

        Vasogen Inc.
        2155 Dunwin Drive, Suite 10
        Mississauga, Ontario
        L5L 4M1

Item 2  Date of Material Change

        October 7, 2005

Item 3  News Release

        A press release with respect to the material change described herein was issued on October 7, 2005 via Canada NewsWire and filed on SEDAR.

Item 4  Summary of Material Change

        Vasogen Inc.'s wholly-owned Irish subsidiary, Vasogen Ireland Limited has signed definitive agreements to close a private placement of US$40 million senior convertible notes to several institutional investors and in connection with the private placement Vasogen Inc. has agreed to issue to the investors 3,333,333 warrants to purchase Vasogen Inc. common shares at US$3.00 per share.

Item 5  Full Description of Material Change

        Vasogen Inc. today announced that its wholly-owned Irish subsidiary, Vasogen Ireland Limited ("Vasogen Ireland"), has signed definitive agreements to close a private placement of US$40 million senior convertible notes to several institutional investors. Vasogen Inc. and/or Vasogen Ireland will use the net proceeds from the sale of the notes to fund the ongoing development of its CelacadeTM technology, to fund its drug development pipeline, including VP025, and for general corporate purposes.

        The notes have a maturity date of two years from issuance, which may be extended to five years upon the occurrence of certain events and bear interest at a rate of 6.45% per annum. The notes are convertible at the investors' option at any time into Vasogen Inc.'s common shares at a conversion price of US$3.00. The conversion price is subject to anti-dilution and other adjustments as provided in the notes.

        Vasogen Ireland, at its option, may repay the principal amount in any combination of cash or common shares of Vasogen Inc. provided certain conditions are met.

        Vasogen Ireland will begin to repay the principal amount of the notes in equal monthly installments in the month following the date in which the Ontario Securities Commission clears the prospectus, covering the resale of the shares underlying the notes. Vasogen Ireland may, subject to certain conditions, from time to time elect to accelerate the amortization payments at its sole option. In connection with the private placement, Vasogen Inc. agreed to issue to the investors 3,333,333 five-year warrants to purchase Vasogen Inc. common shares at US$3.00 per share.

        Vasogen Inc. has agreed to register the resale of the common shares issuable upon conversion of the notes and upon exercise of the warrants under the Securities Act of 1933, as amended (the "1933 Act"). The securities offered have not been registered under the 1933 Act and may not be offered or sold in the United States absent registration under the 1933 Act and applicable state securities laws or an applicable exemption from those registration requirements. Vasogen Inc. will also file a Form 6-K with the Securities and Exchange Commission, which will also include the definitive documentation for the private placement.

        The material principal agreements and documents through which this private placement was transacted are attached as exhibits to this material change report.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

        Confidentiality is not requested.

Item 7  Omitted Information

        Not applicable.

Item 8  Executive Officer

For further information contact Glenn Neumann, Investor Relations at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 7th day of October, 2005.

                                                VASOGEN INC.


                                                    "Jacqueline Le Saux"
                                                    --------------------
                                                By:  Jacqueline Le Saux

Exhibit 1       Securities Purchase Agreements (schedules and exhibits omitted)

                a. Kings Road Investments Ltd.
                b. Amatis Ltd.
                c. Castlerigg Master Investments Ltd.
                d. Capital Venture International
                e. Smithfield Fiduciary LLC

Exhibit 2       Vasogen Inc. Guarantees

                a. Kings Road Investments Ltd.
                b. Amatis Ltd.
                c. Castlerigg Master Investments Ltd.
                d. Capital Venture International
                e. Smithfield Fiduciary LLC

Exhibit 3       Vasogen, Corp.  Guarantees

                a. Kings Road Investments Ltd.
                b. Amatis Ltd.
                c. Castlerigg Master Investments Ltd.
                d. Capital Venture International
                e. Smithfield Fiduciary LLC

Exhibit 4       Registration Rights Agreement

Exhibit 5       Senior Convertible Notes

                a. Kings Road Investments Ltd.
                b. Amatis Ltd.
                c. Castlerigg Master Investments Ltd.
                d. Capital Venture International
                e. Smithfield Fiduciary LLC

Exhibit 6       Warrants

                a. Kings Road Investments Ltd.
                b. Amatis Ltd.
                c. Castlerigg Master Investments Ltd.
                d. Capital Venture International
                e. Smithfield Fiduciary LLC

                                   Exhibit la

         Securities Purchase Agreement (schedules and exhibits omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

         [NEITHER THE ISSUANCE AND SALE OF THE  SECURITIES  REPRESENTED  BY THIS
         CERTIFICATE  NOR  THE  SECURITIES  INTO  WHICH  THESE   SECURITIES  ARE
         [CONVERTIBLE]

         [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

         "UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        KINGS ROAD INVESTMENTS LTD.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:















                [Signature Page to Securities Purchase Agreement]


                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
     Buyer              Facsimile Number                   Notes         Shares    Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Kings Road         c/o Polygon Investment Partners      $16,500,000    1,375,000     $16,500,000     Schulte Roth & Zabel LLP
Investments Ltd    LP598 Madison Avenue, 14th Floor                                                  919 Third Avenue
                   New York, NY 10022                                                                New York, New York  10022
                   Attention: Erik M.W. Caspersen and                                                Attention: Eleazer Klein, Esq.
                   Brandon L. Jones                                                                  Facsimile: (212) 593-5955
                   Facsimile: (212) 359-7301                                                         Telephone: (212) 756-2376
                   Telephone: (212) 359-7300
                   Residence: Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------


                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   Exhibit lb

         Securities Purchase Agreement (schedules and exhibits omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        AMATIS LTD.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]


                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
   Buyer                Facsimile Number                   Notes         Shares    Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Amatis Ltd.       c/o Amaranth Advisors LLC             $8,000,000      666,667      $8,000,000
                  One American Lane
                  Greenwich, CT 06831
                  Attention: Will Matthews
                  Facsimile: (203) 422-3340
                  Telephone: (203) 422-3540
                  Residence: Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   Exhibit lc

         Securities Purchase Agreement (schedules and exhibits omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

         (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------


Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        CASTLERIGG MASTER
                                        INVESTMENTS LTD.


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]



                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
     Buyer              Facsimile Number                   Notes         Shares    Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Castlerigg Master  c/o Sandell Asset Management Corp.    $8,000,000      666,667     $8,000,000
Investments Ltd.   40 West 57th Street, 26th Floor
                   New York, NY 10019
                   Attention: Cem Hacioglu
                   Facsimile: (212) 603-5710
                   Telephone: (212) 603-5700
                   Residence: Curacao, Netherland
                   Antilles

-----------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate



                                   SCHEDULES
                                   ---------



Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   Exhibit ld

         Securities Purchase Agreement (schedules and exhibits omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

      The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of the Buyer's affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents has, directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, nor any Person acting on behalf of the

Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization;  Enforcement;  Validity.  Each of the Parent and its

Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian

Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the

Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250 Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in
Schedule  3(r), and other than the Aggregate  Notes and the Aggregate  Warrants:
(i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of
the   Principal   Markets,   any
court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five
(5) Trading Days of receipt of such notice except pursuant to Allowable Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC

Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer nor any of the Buyer's affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates
Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer nor any of the Buyer's affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to
Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the

Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or

Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and (III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.



             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or
(iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause
(iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this

Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        CAPITAL VENTURES
                                        INTERNATIONAL



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]



                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
     Buyer              Facsimile Number                   Notes        Shares     Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Capital Ventures   c/o Heights Capital Management, Inc   $4,500,000     375,000      $4,500,000      Drinker Biddle & Reath LLP
International      101 California Street, Suite 3250                                                 50 Fremont Street, 20th Floor
                   San Francisco, CA 94111                                                           San Francisco, CA 94105-2235
                   Attention: Martin Kobinger                                                        Attention:  Scott Joachim, Esq.
                   Facsimile: (415) 403-6525                                                         Facsimile: (415) 591-7510
                   Telephone: (415) 403-6500                                                         Telephone:  (415) 591-7573
                   Residence: Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   Exhibit le

         Securities Purchase Agreement (schedules and exhibits omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        SMITHFIELD FIDUCIARY LLC



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]



                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                          Aggregate
                                                          Principal     Number of
                          Address and                     Amount of      Warrant                     Legal Representative's Address
       Buyer            Facsimile Number                    Notes        Shares     Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------

Smithfield Fiduciary  c/o Highbridge Capital Management,  $3,000,000     250,000     $3,000,000
LLC                   LLC
                      9 West 57th Street, 27th Floor
                      New York, NY 10019
                      Attention: Ari J. Storch and
                      Adam J. Chill
                      Facsimile: (212) 751-0755
                      Telephone: (212) 287-4720
                      Residence: Cayman Islands



------------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   Exhibit 2a

                    Vasogen Inc. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of UBS Securities LLC - f/b/o Kings Road Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the

Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (b) If the Guarantor fails to perform any of its obligations under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

         SECTION 12. Subordination and Postponement.

         (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

         (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

         SECTION 13. Miscellaneous.

         (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

         (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

         (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

         (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

         (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

         (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

         (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2b

                    Vasogen Inc. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Amatis Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the

Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;


         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (b) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2c

                    Vasogen Inc. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Castlerigg Master Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (b) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2d

                    Vasogen Inc. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Capital Ventures International (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (b) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2e

                    Vasogen Inc. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Smithfield Fiduciary LLC (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (b) If the Guarantor fails to perform any of its obligations under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

         SECTION 12. Subordination and Postponement.

         (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

         (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

         SECTION 13. Miscellaneous.

         (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

         (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

         (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

         (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

         (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

         (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

         (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 3a

                   Vasogen, Corp. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of UBS Securities LLC - f/b/o Kings Road Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the

Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (ii) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 3b

                   Vasogen, Corp. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Amatis Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 3c

                   Vasogen, Corp. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Castlerigg Master Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 3d

                   Vasogen, Corp. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Capital Ventures International (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 3e

                   Vasogen, Corp. Guaranty (exhibits omitted)

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Smithfield Fiduciary LLC (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 4

                Registration Rights Agreement (exhibits omitted)

                                 (see attached)

                         REGISTRATION RIGHTS AGREEMENT

      REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of October 7, 2005, by and among Vasogen Inc., a corporation incorporated under the laws of Canada, with headquarters located at 2155 Dunwin Drive, Mississauga, Ontario L5L 4M1, Canada (the "Parent"), and the undersigned buyers (each, a "Buyer", and collectively, the "Buyers").

      WHEREAS:

      A. In connection with the Securities Purchase Agreements by and among the Parent, Vasogen Ireland Limited ("Vasogen Ireland"), Vasogen, Corp. ("Vasogen, Corp.") and the Buyers of even date herewith (the "Securities Purchase Agreements"), (i) Vasogen Ireland has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreements, to issue and sell to the Buyers senior convertible notes (the "Notes"), which will, among other things, be convertible, amortizable and/or redeemable into the Parent's common shares (the "Common Shares", as converted, amortized and/or redeemed, the "Conversion Shares") in accordance with the terms of the Notes, and (ii) the Parent has agreed upon the terms and subject to the conditions set forth in the Securities Purchase Agreements, to issue and sell to each Buyer warrants (the "Initial Warrants"), which will be exercisable to purchase Common Shares (as exercised collectively, the "Initial Warrant Shares").

      B. Upon exercise of the Accelerated Payment Option (as defined in the Notes) by Vasogen Ireland, the Parent shall at the direction of Vasogen Ireland issue certain Accelerated Payment Option Warrants (as defined in the Notes) (the "Additional Warrants," and collectively with the Initial Warrants, the "Warrants"), which will be exercisable to purchase Common Shares (as exercised collectively, the "Additional Warrant Shares," and collectively with the Initial Warrant Shares, the "Warrant Shares").

      C. To induce the Buyers to execute and deliver the Securities Purchase Agreements, the Parent has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws, including pursuant to the U.S.-Canadian multijurisdictional disclosure system ("MJDS").

      NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent and each of the Buyers hereby agree as follows:

      1. Definitions.

      Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreements. As used in this Agreement, the following terms shall have the following meanings:

         a. "Business Day" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York or Toronto, as applicable, are authorized or required by law to remain closed.

         b. "Canadian Prospectus" means a prospectus or prospectuses of the Parent filed under Ontario provincial securities laws covering the Registrable Securities.

         c. "Closing Date" shall have the meaning set forth in the Securities Purchase Agreements.

         d. "Conversion Notice" means the Conversion Notice the form which is contained in Exhibit I to the Notes.

         e. "CSA" means the Canadian provincial and territorial securities regulatory authorities.

         f. "Effective Date" means the date a Registration Statement has been declared effective by the SEC.

         g. "Effectiveness Deadline" means the date which is 105 days after the Closing Date.

         h. "Exercise Notice" means the Exercise Notice the form which is contained in Exhibit I to the Warrants.

         i. "Filing Deadline" means 30 days after the Closing Date.

         j. "Investor" means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

         k. "Ontario Securities Laws" means, the Securities Act (Ontario) and the regulations and rules made thereunder and the applicable published policy statements issued by the Ontario Securities Commission.

         l. "Person" means an individual, a limited liability company, a partnership (general or limited), a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         m. "register," "registered," and "registration" refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

         n. "Registrable Securities" means (i) the Conversion Shares issued or issuable upon conversion, amortization or redemption of the Notes, (ii) the Warrant Shares issued or issuable upon exercise of the Warrants, and (iii) any share capital of the Parent issued or issuable with respect to the Conversion Shares, the Notes, the Warrant Shares or the Warrants as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercises of the Warrants.

         o.   "Registration   Statement"  means  a  registration   statement  or
registration statements of the Parent filed under the 1933 Act covering the Registrable Securities, including the exhibits thereto and the documents incorporated by reference therein, as amended at the date on which such registration statement became effective.

         p. "Required Holders" means the holders of at least a majority of the Registrable Securities.

         q. "Required Registration Amount" means 150% of the sum of (i) the number of Conversion Shares issued and issuable pursuant to the Notes as of the trading day immediately preceding the applicable date of determination, and (ii) the number of Warrant Shares issued and issuable pursuant to the Warrants
(including the maximum number of Common Shares issuable pursuant to the Additional Warrants) as of the trading day immediately preceding the applicable date of determination, all subject to adjustment as provided in Section 2(f).

         r. "Rule 415" means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

         s. "SEC" means the United States Securities and Exchange Commission.

         t. "Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws.

         u. "Transfer Agent" means the transfer agent (including any co-transfer agent) of the Parent with respect to the Common Shares.

         v. "Treasury Instructions" means (i) the Treasury Instructions the form which is contained in Exhibit I to the Warrants, (ii) the Treasury Instructions the form which is contained in Exhibit I to the Notes, or (iii) any other written notice of instruction from the Parent to the Transfer Agent to issue Common Shares in connection with the Notes or the Warrants.

         w. "U.S. Securities Laws" means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the 1933 Act, the 1934 Act and the respective rules and regulations of the SEC thereunder.

         x. "1934 Act" means the United States Securities Exchange Act of 1934, as amended.

      2. Registration.

         a. Mandatory Registration. The Parent shall prepare as soon as practicable and shall use its reasonable best efforts to file, prior to the Filing Deadline, the Canadian Prospectus with the CSA in the form of a base shelf prospectus as contemplated by National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102") and to file with the SEC the Registration Statement on Form F-10 covering the resale of all of the Registrable Securities pursuant to MJDS. In the event that MJDS or Form F-10 is unavailable for such a registration, the Parent shall use such other form as is available for such a registration, subject to the provisions of Section 2(e). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares equal to the Required Registration Amount as to the Registrable Securities as of date the Registration Statement is initially filed with the SEC. Neither the Parent nor any Subsidiary or affiliate thereof shall identify any Buyer as an underwriter in any public disclosure or filing with the SEC, the CSA or any Principal Market or Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Parent of any obligations it has under this Agreement or any other Transaction Document (as defined in the relevant Securities Purchase Agreement). The Registration Statement, and to the extent applicable, the Canadian Prospectus, shall contain (except if otherwise directed by the Required Holders or by the Ontario Securities Commission; provided, that if any changes are required by the Ontario Securities Commission, such changes shall be subject to the approval of the Required Holders, such approval not to be unreasonably withheld) the "Selling Shareholders" and "Plan of Distribution" sections in substantially the form attached hereto as Exhibit
B. The Parent shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline.

         b. Intentionally omitted.

         c. Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor's Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any Common Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement. In no event shall the Parent include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

         d. Legal Counsel. Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 ("Legal Counsel"), which shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated by the Required Holders. The Parent shall, and the Buyers shall cause Legal Counsel to, reasonably cooperate with each other in performing the Parent's obligations under this Agreement.

         e. Ineligibility for Form F-10. In the event that Form F-10 is not available for the registration of the resale of Registrable Securities hereunder, the Parent shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-10 as soon as such form is available, provided that the Parent shall use reasonable best efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-10 covering the Registrable Securities has been declared effective by the SEC.

         f. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor's allocated portion of the Registrable Securities pursuant to Section 2(c), the Parent shall amend the applicable Registration Statement, or file a new Registration Statement, or both (and make parallel amendments or filings with the CSA, to the extent necessary or advisable), so as to cover at least the Required Registration Amount as of the Trading Day (as defined in the Notes) immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises. The Parent shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Notes or the exercise of the Warrants and such calculation shall assume that the Notes are then convertible into Common Shares at the then prevailing Conversion Rate (as defined in the Notes) and that the Warrants are then exercisable for Common Share at the then prevailing Exercise Price (as defined in the Warrants).

         g. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Parent pursuant to this Agreement is not declared effective by the SEC on or before the respective Effectiveness Deadline (an "Effectiveness Failure"),
(ii) on any day after the applicable Effective Date until the two year anniversary of the Closing Date, sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(q)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement) (a "Maintenance Failure") or (iii) any Common Shares (including the Common Shares exercisable upon issuance of the Additional Warrants), on and after 121 days after they are issued, are not freely tradeable under applicable Ontario provincial securities laws (a "Qualification Failure") then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Parent shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to two percent (2%) of the aggregate Purchase Price (as such term is defined in the relevant Securities Purchase Agreement) of such Investor's Registrable Securities included in such Registration Statement on each of the following dates: (i) on every thirtieth day (pro rated for periods totaling less than thirty days) after an Effectiveness Failure commences until such Effectiveness Failure is cured; (ii) on every thirtieth day (pro rated for periods totaling less than thirty days) after a Maintenance Failure commences until such Maintenance Failure is cured and (iii) on every thirtieth day (pro rated for periods totaling less than thirty days) after a Qualification Failure commences until such Qualification Failure is cured. The payments to which a holder shall be entitled pursuant to this Section 2(g) are referred to herein as "Registration Delay Payments." For avoidance of doubt, the parties acknowledge and agree that Registration Delay Payments shall apply regardless of any action or inaction by the SEC, the CSA, the TSX (as defined in the relevant Securities Purchase Agreement) or any applicable governmental entity (whether considered capricious or otherwise by the Parent and whether in the control of the Parent or otherwise (including Registration Delay Payments caused by force majeure)). Registration Delay Payments shall be paid on the earlier of (I) the thirtieth Business Day after the day such Registration Delay Payments are accrued or incurred pursuant to the previous sentence and (II) the third
Business Day after the event or failure  giving rise to the  Registration  Delay
Payments is cured. In the event the Parent fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

      3. Related Obligations.

      At such time as the Parent is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(e) or 2(f), the Parent will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Parent and each Investor, as applicable, shall have the following obligations:

         a. The Parent shall submit to the SEC, within two (2) Business Days after the Parent learns that no review of a particular Registration Statement will be made by the staff of the SEC or the Ontario Securities Commission, as applicable, or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness (or the equivalent under MJDS) of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request. The Parent shall use reasonable best efforts to keep each Registration Statement effective at all times until the earlier of (i) the second anniversary of the Closing Date and (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the "Registration Period"). The Parent shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

         b. The Parent shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to one or more Registration Statements and the prospectus used in connection with such Registration Statements, which prospectus is to be filed pursuant to Rule 424 or Rule 467 promulgated under the 1933 Act (or the equivalent under MJDS), as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Parent covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Parent filing a report on Form 20-F, Form 40-F, Form 6-K or any analogous report under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Parent shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Parent to amend or supplement such Registration Statement. In addition, the Parent shall prepare and file with the CSA such supplements and amendments to the Canadian Prospectus as may be required under NI44-102 or applicable Ontario provincial securities laws throughout the Registration Period, and during such period comply with the requirements of such laws with respect to the disposition of the Registrable Securities.

         c. The Parent shall (A) permit Legal Counsel to review and comment upon
(i) mature drafts of a Registration Statement and the Canadian Prospectus (and the final version of such documents if there have been any material changes thereto) at least five (5) Business Days prior to its filing with the SEC or the CSA and (ii) all amendments and supplements to all Registration Statements (except for Reports on Form 20-F, Form 40-F and Form 6-K and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or Canadian Prospectus or amendment or supplement thereto in a form to which Legal Counsel reasonably objects; provided that Legal Counsel responds with substantially all comments within two Business Days of receipt of documents. The Parent shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld. The Parent shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or CSA or the staff of the SEC or CSA to the Parent or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC or CSA, as the case may be, one copy of any Registration Statement and Canadian Prospectus and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Parent shall reasonably cooperate with Legal Counsel in performing the Parent's obligations pursuant to this Section 3.

         d. The Parent shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, (if requested by an Investor,) all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor. Notwithstanding the foregoing, the Parent shall have no obligation to furnish such Investor any documents available on EDGAR or SEDAR if the Parent has notified such Investor by e-mail, telephone, fax or written notice of the availability of such filings.

         e. The Parent shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration
Statement under such other securities or "blue sky" laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Parent shall not be required in connection therewith or as a condition thereto to (x) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this
Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Parent shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Parent of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

         f. The Parent shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, or Canadian Prospectus, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement (and/or Canadian Prospectus) or file an appropriate document that is incorporated by reference to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Parent shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile or electronic transmission on the same day of such effectiveness, (ii) of any request by the SEC or CSA for amendments or supplements to a Registration Statement or

Canadian Prospectus, as the case may be, or related prospectus or related information and (iii) of the Parent's reasonable determination that a post-effective amendment to a Registration Statement or Canadian Prospectus would be appropriate.

         g. The Parent shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a
Registration Statement or Canadian Prospectus, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

         h. The Parent shall make available for inspection, during normal business hours on two Business Days notice, by (i) any Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the "Inspectors"), all pertinent financial and other records, and pertinent corporate documents and properties of the Parent (collectively, the "Records"), as shall be reasonably deemed necessary by each Inspector, and cause the Parent's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record other than public Records, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Parent and allow the Parent, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Parent and any Investor) shall be deemed to limit the Investors' ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

         i. The Parent shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Parent unless (i) disclosure of such information is necessary to comply with Securities Laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or Canadian Prospectus, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Parent agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

         j. The Parent shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Parent are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or
(ii) secure designation and quotation of all of the Registrable Securities covered by a Registration Statement on the Nasdaq National Market or (iii) if, despite the Parent's reasonable best efforts to satisfy, the preceding clauses
(i) and (ii) the Parent is unsuccessful in satisfying the preceding clauses (i) and (ii), to secure the inclusion for quotation on The Nasdaq SmallCap Market for such Registrable Securities and, without limiting the generality of the foregoing, to use its reasonable best efforts to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities. The Parent shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

         k. The Parent shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, use reasonable best efforts to facilitate the timely preparation and delivery of certificates (subject to Section 11(p) hereof, not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

         l. If reasonably requested by an Investor based on the advice of counsel, the Parent shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement or
Canadian Prospectus if reasonably requested by an Investor holding any Registrable Securities.

         m. The Parent shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement or Canadian Prospectus to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

         n. The Parent shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Parent's fiscal quarter next following the effective date of a Registration Statement.

         o. The Parent shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

         p. Within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Parent shall deliver, and shall cause legal counsel for the Parent to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in substantially the form attached hereto as Exhibit A.

         q. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC, the Parent may be in possession of material, non-public information (acknowledging that the Parent will comply with its obligation to disclose such material, non-public information forthwith) concerning the Parent, the disclosure of which at the time is not, in the good faith opinion of the senior management of the Parent, in the best interest of the Parent and, in the opinion of counsel to the Parent, otherwise required (a "Grace Period"); provided, that the Parent shall promptly
(i) notify the Investors in writing of the existence of such material, non-public information giving rise to a Grace Period (provided that in each notice the Parent will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed thirty (30) days in any ninety (90) day period; provided, that if reasonably requested by underwriters for the Parent pursuant to an underwritten offering of the Parent, forty-five (45) days in any ninety (90) day period, and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of fifty (50) days and the first day of any Grace Period must be at least two (2) trading days after the last day of any prior Grace Period (each, an "Allowable Grace Period"). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Parent shall again be bound by the first sentence of
Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary but subject to Section 11(p), the Parent shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, if required, prior to the Investor's receipt of the notice of a Grace Period and for which the Investor has not yet settled.

      4. Obligations of the Investors.

         a. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement or Canadian Prospectus, the Parent shall notify each Investor in writing of the information the Parent requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement or Canadian Prospectus. It shall be a condition precedent to the obligations of the Parent to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor and any penalty or default resulting from such failure, that such Investor shall furnish to the Parent such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Parent may reasonably request, including the Notice of Registration Statement and Selling Securityholder Questionnaire attached as Appendix A hereto and the Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process attached as Appendix B hereto.

         b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Parent as reasonably requested by the Parent in connection with the preparation, filing and keeping effective of any Registration Statement or Canadian Prospectus hereunder, unless such Investor has notified the Parent in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement or Canadian Prospectus.

         c. Each Investor agrees that, upon receipt of any notice from the Parent of the happening of any event of the kind described in Section 3(g), the first sentence of 3(f) or a Grace Period (an "Event Notice"), such Investor will
(i) immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required, and (ii) if so requested by the Parent, deliver to the Parent or destroy all copies of the prospectus covering the Registrable Securities in its possession at the time of receipt of such Event Notice. Notwithstanding anything to the contrary but subject to Section 11(p) hereof, the Parent shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the relevant Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale and delivered a copy of the applicable prospectus prior to the Investor's receipt of a notice from the Parent of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f) and for which the Investor has not yet settled.

         d. Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act and Canadian Securities Law, in each case, as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

         e. Each Investor shall provide such information and materials as the Parent shall reasonably request in order to permit the Parent to comply with all applicable prospectus requirements of the Securities Laws and to effect the registration of the resale of the Registrable Securities.

      5. Expenses of Registration.

      All   reasonable   expenses,   other  than   underwriting   discounts  and
commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Parent shall be paid by the Parent. The Parent shall also reimburse the Investors for the fees and disbursements of Legal Counsel in connection with registration, filing or qualification pursuant to Sections 2 and 3 of this Agreement which amount shall be limited to $5,000.

      6. Indemnification.

      In the event any Registrable Securities are included in a Registration Statement or Canadian Prospectus under this Agreement:

         a. To the fullest extent permitted by law, the Parent will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC or CSA, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Parent files any amendment thereof or supplement thereto with the SEC or CSA, as applicable) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading,
(iii) any violation or alleged violation by the Parent of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state, provincial or territorial securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or Canadian Prospectus or (iv) any violation of this Agreement by the Parent (the matters in the foregoing clauses (i) through (iv) being, collectively, "Violations"). Subject to Section 6(c), the Parent shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such
Claim.   Notwithstanding   anything  to  the  contrary   contained
herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Parent by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Parent pursuant to Section 3(d); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any Person controlling such Person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Parent pursuant to Section 3(d); (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Parent, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Parent pursuant to Section 3(d); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Parent, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

         b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Parent, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Parent within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Party"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Parent by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any reasonable and documented legal or other reasonable and documented expenses incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

         c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the reasonable and documented fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

         d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

         e. The indemnity  agreements  contained  herein shall be in addition to
(i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

      7. Contribution.

      To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:
(i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

      8. Reports Under the 1934 Act and Ontario Provincial Securities Laws.

      With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Parent to the public without registration ("Rule 144"), the Parent agrees to:

         a. make and keep public information available, as those terms are understood and defined in Rule 144;

         b. file with the SEC in a timely manner all reports and other documents required of the Parent under the 1933 Act and the 1934 Act so long as the Parent remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

         c. furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request such information not available on SEDAR or EDGAR as may be reasonably requested by each Investor to permit the Investors to sell such securities pursuant to Rule 144 without registration. The Parent will also continue to make all filings and take all actions required to maintain its reporting issues status under applicable Ontario provincial securities laws.

      9. Assignment of Registration Rights.

      The rights under this Agreement shall be automatically assignable by the Investors to any transferee in a private transaction of all or any portion of such Investor's Notes and/or Warrants, pursuant to the terms thereof, if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Parent within a reasonable time after such assignment; (ii) the Parent is, at least two (2) Business

Days prior to the date such transfer or assignment becomes effective, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Parent receives the written notice contemplated by clause
(ii) of this sentence the transferee or assignee agrees in writing with the Parent to be bound by all of the provisions contained herein; (v) such transfer shall have been made in accordance with the applicable requirements of the relevant Securities Purchase Agreement; and (vi) the Parent receives from the transferee or assignee a completed Notice of Registration Statement and Selling Securityholder Questionnaire attached as Appendix A hereto and a Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process attached as Appendix B hereto prior to the effectiveness of such transfer or assignment.

      10. Amendment of Registration Rights.

      Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the prior written consent of the Parent and the Required Holders. Any amendment or waiver effected in accordance with this
Section 10 shall be binding upon each Investor and the Parent. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

      11. Miscellaneous.

         a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Parent receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Parent shall act upon the basis of instructions, notice or election received from the such record owner of such Registrable Securities.

         b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:


         If to the Parent:

                Vasogen Inc.

                2155 Dunwin Drive
                Mississauge, Ontario
                L5L 4M1
                Canada
                Telephone:  (905) 569-2265
                Facsimile:  (905) 569-9231
                Attention:  Vice President, Corporate and Legal Affairs

                With a copy (for informational purposes only) to:

                Lang Michener LLP
                BCE Place, P.O. Box 747
                Suite 2500, 181 Bay Street
                Toronto, Ontario
                M5J 2T7
                Telephone:  (416) 307-4040
                Facsimile:  (416) 365-1719
                Attention:  Geofrey Myers, Esq.

                and

                Paul, Weiss, Rifkind, Wharton & Garrison LLP
                1285 Avenue of the Americas
                New York, New York 10019-6064
                Telephone:  (212) 373-3000
                Facsimile:  (212) 757-3990
                Attention:  Edwin S. Maynard, Esq.

         If to Legal Counsel:

                Schulte Roth & Zabel LLP
                919 Third Avenue
                New York, New York  10022
                Telephone:  (212) 756-2000
                Facsimile:  (212) 593-5955
                Attention:  Eleazer N. Klein, Esq.

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i),
(ii) or (iii) above, respectively.

         c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

         d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Parent has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         e. This Agreement, the other Transaction Documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

         f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

         g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation hereof. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise clearly indicated. Whenever the word "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation." The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate.

         h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

         i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         j. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

         k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

         l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         m. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are payable in United States Dollars. All amounts denominated in other currencies shall be converted in the United States dollar equivalent amount in accordance with the Exchange Rate (as defined in the relevant Securities Purchase Agreement) on the date of calculation.

         n. The obligations of each Buyer hereunder are several and not joint with the obligations of any other Buyer, and no provision of this Agreement is intended to confer any obligations on any Buyer vis-a-vis any other Buyer. Nothing contained herein, and no action taken by any Buyer pursuant hereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

         o. Except as otherwise provided herein, in any other Transaction Document or as required by applicable law or legal process, no Investor may make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without obtaining the prior written consent of the Parent and giving the Parent no less than 48 hours to review and comment on such public announcement prior to release.

         p. Notwithstanding any other provision herein, the Parent shall have no obligation to in any way facilitate the delivery by its transfer agent of unlegended Common Shares to an Investor if (I) the Parent has received a notice from such Investor stating that such Investor (a) has ceased to be a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act),
(b) has chosen to offer or sell such Common Shares by a method other than pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 (including 144(k)) under the 1933 Act, or (c) such Investor will offer or sell such Common Shares pursuant to Rule 904 under the 1933 Act and has become an affiliate (as such term is defined in Rule 144 under the 1933 Act) of the Parent, or (II) such Investor has not made to the Parent the representations, warranties and covenants set forth in Section 9(s) of the applicable Securities Purchase Agreement.


                                  * * * * * *

         IN WITNESS WHEREOF, each Buyer and the Parent have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

                                        PARENT:

                                        VASOGEN INC.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        BUYERS:

                                        KINGS ROAD INVESTMENTS LTD.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        CAPITAL VENTURES
                                        INTERNATIONAL


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        AMATIS LTD.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        CASTLERIGG MASTER
                                        INVESTMENTS LTD.


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        SMITHFIELD FIDUCIARY LLC


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:



                                         SCHEDULE OF BUYERS



                                  Buyer's Address                Buyer's Representative's Address
                                  ---------------                --------------------------------
     Buyer                      and Facsimile Number                  and Facsimile Number
     -----                      --------------------                  --------------------

Kings Road                c/o Polygon Investment Partners LP       Schulte Roth & Zabel LLP
Investments Ltd           598 Madison Avenue, 14th Floor           919 Third Avenue
                          New York, New York  10022                New York, New York 10022
                          Attention: Erik M.W. Caspersen           Attn: Eleazer Klein, Esq.
                                     and Brandon L. Jones          Facsimile: (212) 593-5955
                          Facsimile: (212) 359-7333                Telephone: (212) 756-2000
                          Telephone: (212) 359-7303
                          Residence: Cayman Islands


Capital Ventures          c/o Heights Capital Management, Inc.     Drinker Biddle & Reath LLP
International             101 California Street, Suite 3250        50 Fremont Street, 20th Floor
                          San Francisco, CA 94111                  San Francisco, CA 94105-2235
                          Attention: Martin Kobinger               Attention: Scott Joachim, Esq.
                          Facsimile: (415) 403-6525                Facsimile: (415) 591-7510
                          Telephone: (415) 403-6500                Telephone: (415) 591-7573
                          Residence: Cayman Islands


Amatis Ltd.               c/o Amaranth Advisors LLC
                          One American Lane
                          Greenwich, CT 06831
                          Attention: Will Matthews
                          Facsimile: (203) 422-3340
                          Telephone: (203) 422-3540
                          Residence: Cayman Islands


Castlerigg Master         c/o Sandell Asset Management Corp.
Investments Ltd.          40 West 57th Street, 26th Floor
                          New York, NY 10019
                          Attention: Cem Hacioglu
                          Facsimile: (212) 603-5710
                          Telephone: (212) 603-5700
                          Residence: Curacao, Netherland Antilles


Smithfield Fiduciary LLC  c/o Highbridge Capital Management, LLC
                          9 West 57th Street, 27th Floor
                          New York, NY 10019
                          Attention: Ari J. Storch and Adam J. Chill
                          Facsimile: (212) 751-0755
                          Telephone: (212) 287-4720
                          Residence: Cayman Islands


                                   Exhibit 5a

                   Senior Convertible Note (exhibits omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE

Issuance Date:  October 7, 2005                     Principal:  U.S. $16,500,000
                                                     Note Certificate Number A-1

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to UBS SECURITIES LLC F/B/O KINGS ROAD INVESTMENTS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated

Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $3,300,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 5b

                   Senior Convertible Note (exhibits omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date: October 7, 2005                        Principal: U.S. $8,000,000
                                                     Note Certificate Number A-2

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to AMATIS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

      (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $1,600,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 5c

                   Senior Convertible Note (exhibits omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date:  October 7, 2005                      Principal:  U.S. $8,000,000
                                                     Note Certificate Number A-3

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to CASTLERIGG MASTER INVESTMENTS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance  with Section
13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $1,600,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 5d

                   Senior Convertible Note (exhibits omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date:  October 7, 2005                      Principal:  U.S. $4,500,000
                                                     Note Certificate Number A-4

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to CAPITAL VENTURES INTERNATIONAL or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $900,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 5e

                   Senior Convertible Note (exhibits omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date:  October 7, 2005                      Principal:  U.S. $3,000,000
                                                     Note Certificate Number A-5

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to SMITHFIELD FIDUCIARY LLC or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $600,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 6a

                          Warrants (exhibits omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-1
Number of Common Shares: 1,375,000
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, UBS SECURITIES LLC F/B/O KINGS ROAD INVESTMENTS LTD., the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), One Million Three Hundred Seventy Five Thousand (1,375,000) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section
19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October

7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.


                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 6b

                          Warrants (exhibits omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-3
Number of Common Shares: 666,667
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AMATIS LTD., the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Six Hundred Sixty Six Thousand Six Hundred Sixty Seven (666,667) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to
Section 1 of that certain Securities Purchase Agreement, dated as of October 7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.


                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 6c

                          Warrants (exhibits omitted)

                                 (see attached)

                                     WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.:  A-4
Number of Common Shares: 666,667
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CASTLERIGG MASTER INVESTMENTS LTD., the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Six Hundred Sixty Six Thousand Six Hundred Sixty Seven (666,667) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October

7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.



                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 6d

                          Warrants (exhibits omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-2
Number of Common Shares: 375,000
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CAPITAL VENTURES INTERNATIONAL, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Three Hundred Seventy Five Thousand (375,000) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October 7, 2005 (the "Subscription

Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.



                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 6e

                          Warrants (exhibits omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-5
Number of Common Shares: 250,000
Date of Issuance: October 7, 2005 ("Issuance Date")

         Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SMITHFIELD FIDUCIARY LLC, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Two Hundred Fifty Thousand (250,000) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October 7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.



                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title: